U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Ciba Specialty Chemicals Holding Inc.
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   (Last)                           (First)             (Middle)

Klybeckstrasse 141
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                                    (Street)

Basel                   Switzerland                     CH-4002
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Hexcel Corporation (HXL)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


N/A
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4.   Statement for Month/Year


12/2000
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                    6.
                                                        4.                           5.             Owner-
                                                        Securities Acquired (A) or   Amount of      ship
                                           3.           Disposed of (D)              Securities     Form:     7.
                                           Transaction  (Instr. 3, 4 and 5)          Beneficially   Direct    Nature of
                             2.            Code         ---------------------------- Owned at End   (D) or    Indirect
1.                           Transaction   (Instr. 8)               (A)              of Month       Indirect  Beneficial
Title of Security            Date          ------------     Amount  or     Price     (Instr. 3      (I)       Ownership
(Instr. 3)                   (mm/dd/yy)     Code  V                 (D)              and 4)         (Instr.4) (Instr. 4)
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


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Common Stock, par value      12/19/00        S          14,525,000   D      $11.00    3,496,748       I       Shares owned by Ciba
$0.01 per share                                                                                               Specialty Chemicals
                                                                                                              Corporation

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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                  10.
                                                                                                        9.        Owner-
                                                                                                        Number    ship
                                                                                                        of        Form
                    2.                                                                                  Deriv-    of
                    Conver-                    5.                              7.                       ative     Deriv-   11.
                    sion                       Number of                       Title and Amount         Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.     ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price  Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of     ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv- Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative  at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur- of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity    Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)     4)        4)       4)
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

Non-Qualified                12/19/00  J    V    0 (1) 0 (1) As of              Common   84,797          84,797       I    by
Stock Options                                                12/19/00 12/19/00  Stock                                      Nominees
(right to buy)                                                                                                             (2)
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
Explanation of Responses:

On December 19, 2000, the right of the optionholders to exercise the stock options vested (see footnote 1 below). No stock options have been exercised as of December 31, 2000.

        /s/ John J. McGraw                              January 5, 2001
---------------------------------------------        -----------------------
      **Signature of Reporting Person                         Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

(1) The options held by Stanley Sherman, John J. McGraw, Walter D. Hosp and Martin Riedeker as nominees for Ciba Specialty Chemicals Holdings Inc. vested on December 19, 2000 in connection with the closing of the sale pursuant to the Stock Purchase Agreement, dated as of October 11, 2000, by and between LXH, L.L.C., LXH II, L.L.C., Ciba Specialty Chemicals Holding Inc., Ciba Specialty Chemicals Inc. and Ciba Specialty Chemicals Corporation.

(2) Options held by Stanley Sherman (13,435), John J. McGraw (24,435), Walter D. Hosp (22, 492) and Martin Riediker (24,435) as nominees for Ciba Specialty Chemicals Holding Inc.

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